08029242

SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45175

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Essex Radez, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street, Suite 1111
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rick Vogel (312) 420-4296
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John R. Steger, CPA
(Name – *if individual, state last, first, middle name*)

401 S. LaSalle St., Suite 606 (Address) Chicago (City) IL (State) 60605 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Radez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex Radez, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
GABRIELA ACOSTA
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 11/20/2011

Notary Public

Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESSEX RADEZ, L.L.C.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2007

ESSEX RADEZ, L.L.C.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2007

CONTENTS

JOHN R. STEGER

CERTIFIED PUBLIC ACCOUNTANT
401 S. LASALLE STREET, SUITE 606
CHICAGO, ILLINOIS 60605
312-786-5974
FAX 312-786-5963

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Members
Essex Radez, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Essex Radez, L.L.C. as of December 31, 2007 and the related statements of income and changes in Members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17A-5 under the securities Act of 1934. These financial statements are the responsibility of the Members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Essex Radez, L.L.C. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

John R Steger, CPA

Chicago, Illinois
February 28, 2008

ESSEX RADEZ, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 38,487
Receivable from Brokers/Dealers	2,302,218
Other receivables	30,805
Securities Owned, at Market Value	585,665
Office equipment	51,306
Exchange Memberships, Owned at Cost	55,000
Total assets	$ 3,063,481

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accrued expenses	$ 108,117
Securities sold, not yet purchased, at market value	184,700
Total liabilities	292,817
Members' capital	2,770,664
Total liabilities & members' capital	$ 3,063,481

See Accompanying Notes to Financial Statements

ESSEX RADEZ, L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Organization

Essex Radez, L.L.C. (The "Company") was organized under the Illinois Limited Liability Company Act on November 1, 2002. The Company has been registered as a Broker/Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board of Options Exchange since 2003. The predecessor of the Company was a member of the CBOE since 1977. The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and is a clearing member of the Exchange. The company is engaged in the trading of stock and options on organized exchanges in the United States.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amount of assets and liability and disclosures or contingent assets and liabilities at the date of the financial s statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Proprietary securities transactions together with related revenues and expenses are recorded on a trade date basis. Securities and commodities owned are reflected at market value with the resulting unrealized gains and losses reflected in income. In the normal course of business, the Company enters into transactions in exchange-traded equities.. The equities are valued at market with the resulting unrealized gains and losses reflected currently in income.

Income Taxes

A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the profits of the Company.

Basis of Accounting

The Company's financial statements are presented using the accrual method of accounting. Revenues are recognized when all services are completed. Expenses are recognized as incurred.

Cash and Cash Equivalents

The Company defines its cash and cash equivalents to include only cash on hand, demand deposits and investments with original maturities of three months or less, with essentially no market risk.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2007 the Company had net capital of $2,583,599, which was $1,583,599 in excess of its required capital.

NOTE 3. SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased, consist of trading and investment securities at quoted market values, as illustrated below.

	Owned	Sold, not yet purchased
Equities	$585,665	$184,700

NOTE 4. CONCENTRATION OF CREDIT RISK

The Company maintains bank accounts at two commercial banks. Cash in these accounts at times exceeded $100,000. The Federal Deposit Insurance Corporation (FDIC) secures the bank accounts up to $100,000. The Company manages this risk by monitoring the balances in the accounts.

NOTE 5. OPERATING LEASE

The Company leases operating facilities under an operating lease. The lease was five year lease ending December 31, 2010. Rent expense for the year ended December 31, 2007, was approximately was $26,336. Minimum future payments under non-cancelable operating leases having remaining terms in excess of one year as of January 1, 2008, for each of the next three years and in the aggregate are:

Fiscal Year	Amount
2008	$28,159
2009	29,008
2010	29,871
Total minimum future rental payment	$ 87,038

NOTE 6. PRINCIPAL TRANSACTIONS REVENUES

During 2007 the Company's principal transaction revenues consisted of equity trading activities and a share of trading income from an agreement. Total transaction revenue for 2007 was $3,451,010.

NOTE 7. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company is exposed to off balance sheet risk resulting from counter party transactions in securities. Such risk arises in the event that counter parties fail to satisfy their obligation and related collateral is insufficient. Subsequent market fluctuations may require purchasing the securities sold, not yet purchased at prices that may differ from market values reflected in the statement of financial condition. The Company monitors such risk on a daily basis.

NOTE 8. FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standards No. 107, and are reflected in the statement of financial condition at market or fair values.

ESSEX RADEZ, L.L.C.
NOTES TO FINANCIAL STATEMENTS

Financial Accounting Standards No. 105 requires disclosure of information about financial instruments with off-balance sheet risk and financial instrument with concentration of credit risk. In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance sheet risk. These financial instruments include corporate equity securities. The trading conducted is in the normal course of the Company's operation on an exchange.

END